UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2022

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Item 4.01 Changes in Registrant’s Certifying Accountant.

Departure of Independent Registered Public Accounting Firm

On May 24, 2022, Siyata Mobile Inc. (the “Company”) received a letter from Davidson & Company LLP (“Davidson”) that stated that Davidson did not wish to be reappointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. Davidson will no longer serve as the Company’s independent registered accounting firm as of May 24, 2022. The Company has requested that Davidson respond fully to the inquiries of Friedman, LLP, the Company’s successor independent registered public accounting firm (see below), and Davidson has agreed to cooperate with the Company and Friedman with respect to the transition.

During the Company’s fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through the filing of this Current Report on Form 6-K, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with Davidson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Davidson, would have caused Davidson to make reference to the subject matter of such disagreements in connection with its report.

Davidson’s report on the consolidated financial statements for the Company’s fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that Davidson’s report for the years ended December 31, 2021 and 2020 contained an explanatory paragraph indicating that there was substantial doubt about the ability of the Company to continue as a going concern. In a separate correspondence, Davidson identified five material weaknesses in our internal controls over financial reporting.

During the Company’s fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through the filing of this Current Report on Form 6-K , there have been no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), except for certain material weaknesses in the Company’s internal control over financial reporting.

As previously disclosed in Item 15(a) “Controls and Procedures” of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, Davidson identified five material weaknesses that related to: (i) the insufficient review of inventory balances for products which are slow-moving; (ii) the insufficient review of advances to suppliers on products that are no longer selling; (iii) the insufficient controls surrounding off-site inventory tracking; (iv) the insufficient review whether product returns relate to sales recorded in the fiscal year; and (v) the insufficient review of title transfer terms to determine the period in which revenue should be recorded.

The Company provided Davidson with a copy of the disclosure contained in this Current Report on Form 6-K and requested that Davidson furnish the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether Davidson agrees with the statements contained in this Current Report on Form 6-K.  Davidson has provided the Company with a letter addressed to the SEC stating whether it agrees with the above statements, a copy of which is filed as Exhibit 16.1 herewith.

Engagement of New Independent Registered Public Accounting Firm

On May 24, 2022, management of the Company notified Friedman LLP (“Friedman”) that Friedman had been approved by the Company’s Audit Committee of the Board of Directors and the Board of Directors as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022.

On May 25 2022, the Company and Friedman executed an engagement letter formally engaging Friedman as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022.

During the fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through the filing of this Current Report on Form 6-K, the Company did not consult with Friedman with respect to: (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s financial statements, and no written report or oral advice was provided to the Company by Friedman that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was subject to any disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Friedman with a copy of the disclosure contained in this Current Report on Form 6-K and provided Friedman the opportunity to furnish the Company with a letter addressed to the SEC containing any new information, clarification of the Company’s expression of its views, or the respects in which it does not agree with the statements made by the Company in this Current Report on Form 6-K. Friedman has not provided the Company with such a letter.

Item 8.01 Other Events

The Company is obligated under the listing standards of the Canadian Securities Administrators to file a notice of the change of auditors with SEDAR which can be found at www.sedar.com.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following documents are herewith filed or furnished as exhibits to this report:

Exhibit No.	Description
16.1	Letter of Davidson & Company LLP dated May 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIYATA MOBILE INC.
(Registrant)

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

Date: May 31, 2022

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